No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2006

John L. Savva, Esq.
David B. Harms, Esq.
Sullivan & Cromwell LLP
1870 Embarcadero Road
Palo Alto, CA 94303

**Re: The PMI Group, Inc.
Request for No-Action relief under Rules 13e-4(f)(6) and 14e-5 for Issuer Tender Offer and Exchange Offer for Outstanding Debentures**

Gentlemen:

We are responding to your letter dated July 6, 2006, as supplemented by telephone conversations with the staff of the Division of Corporation Finance and Division of Market Regulation, with regard to your request for no-action relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as defined in your letter.

Based on your oral and written representations and the facts and circumstances presented, the staff will not recommend that the Commission take enforcement action against the Company under Rule 13e-4(f)(6) and Rule 14e-5 under the Exchange Act if the Issuer Tender Offers are conducted in the manner described in your letter.

In granting the requested relief, we note in particular that:

- except on the basis for which relief has been granted, the Offers will be made and completed in compliance with Rule 13e-4 and Regulation 14E;
- commencing and completing the Exchange Offer on the timetable outlined in your letter will provide holders of the Old Securities with an additional opportunity for liquidity;
- neither the Exchange Offer nor the issuance of New Securities is expected to have a material impact, if any, on the trading price of the Common Stock;
- the purchase price of the Old Securities pursuant to the Put Option Tender Offer is below the trading price of the Old Securities, and the Company expects that the Put Option Tender Offer will be viewed as economically unattractive to holders;

- the Put Option Tender Offer has been made pursuant to a contractual obligation under the terms of the Old Securities, and is not expected to have an impact on the trading price of the Old Securities; and

- the trading price of the Old Securities is based in part on the conversion value of the Old Securities and the credit rating attached to the Old Securities, and the Put Option Tender Offer is not expected to affect either the conversion value of the Old Securities or such credit rating.

The foregoing no-action positions are based solely on your oral and written representations and the facts presented in your letter and in telephone conversations with the staff, and are strictly limited to the application of the rules to the proposed transactions. The transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 14(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Issuer Tender Offers. The Divisions express no views with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Division of Corporation Finance,

Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

For the Division of Market Regulation,

James A. Brigagliano
Acting Associate Director

Securities Exchange Act of 1934
Sections 14(e) and 13(e);
Rules 14e-5(a) and 13e-4(f)(6)

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-650-461-5600
FACSIMILE: 1-650-461-5700
WWW.SULLCROM.COM

1870 Embarcadero Road
Palo Alto, California 94303-3308

LOS ANGELES • NEW YORK • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

July 6, 2006

By Hand

Mr. Brian V. Breheny,
Chief, Office of Mergers and Acquisitions,
Mr. Nicholas P. Panos,
Special Counsel, Office of Mergers and Acquisitions,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D. C. 20549.

Mr. James A. Brigagliano,
Acting Associate Director,
Ms. Racquel L. Russell,
Branch Chief,
Mr. Matthew B. Landon,
Special Counsel,
Division of Market Regulation,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D. C. 20549.

Re: The PMI Group, Inc.—Issuer Tender Offer and Exchange Offer for Outstanding Debentures

Ladies and Gentlemen:

We are writing on behalf of our client, The PMI Group, Inc., a Delaware corporation (the "Company"), in connection with the proposed offer (the "Exchange Offer") to exchange a new series of its 2.50% Senior Convertible Debentures due 2021 (the "New Securities") and an exchange fee for all of its existing 2.50% Senior Convertible Debentures due 2021 (the "Old Securities").

Under the terms of the Indenture relating to the Old Securities, beginning on June 16, 2006 and ending July 17, 2006 (the "Put Option Period"), holders of the Old Securities have the right (the "Put Option") to require the Company to purchase on July 17, 2006 the Old Securities for an amount equal to the principal amount of the Old Securities plus any accrued and unpaid interest.

In connection with the Exchange Offer, we hereby respectfully request that the Securities and Exchange Commission (the "Commission") grant an exemption from, or alternatively, that the staff (the "Staff") of the Commission confirm that, based on the facts and circumstances described in this letter, it will not recommend any enforcement action to the Commission under, Rule 14e-5(a) or 13e-4(f)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Exchange Offer and the issuer tender offer relating to the Put Option (referred to herein as the "Put Option Tender Offer") are conducted in the manner described in this letter.

I. Background

The Company is a global provider of credit enhancement products that promote homeownership and the provision of services essential to the building of strong communities. In July 2001, the Company issued $360 million aggregate principal amount of the Old Securities in a transaction under Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). In October 2001, the Company filed a Registration Statement on Form S-3 (File No. 333-70306) to register resales of the Old Securities. The Company has informed us that as of the date of this letter, $359,986,000 of the Old Securities are outstanding.

A. Put Option Tender Offer Relating to the Old Securities

As discussed above, the holders of the Old Securities have the right to require the Company to purchase the Old Securities on July 17, 2006 for an amount equal to the principal amount of the Old Securities plus any accrued and unpaid interest. The Company has the right to elect whether to purchase any validly tendered Old Securities for cash or shares of its common stock, par value $0.01 per share (the "Common Stock"). The Company is required to deliver notice to the holders of the Old Securities twenty business days prior to July 17, 2006 setting forth, among other things, whether the Company will elect to pay consideration for any tendered Old Securities in cash or Common Stock. The Company sent such notice to holders of the Old Securities on June 16, 2006. The Put Option is exercisable during the Put Option Period. The Company will purchase any Old Securities validly tendered and not withdrawn on July 17, 2006. The Company will purchase any such Old Securities in cash.

The Put Option is an issuer tender offer that is subject to Rules 14e-5 and 13e-4 under the Exchange Act. The Company filed a Schedule TO relating to the Put Option with the Commission on June 16, 2006.

Based on information available to the Company, the trading price for the Old Securities on June 13, 2006 was 104.25% of their principal amount, plus accrued and unpaid interest, which exceeds the amount that a holder of Old Securities would receive (100% of the Old Securities' principal amount, plus accrued and unpaid interest) for its Old Securities if such a holder were to exercise the Put Option.[1] Accordingly, the Company does not believe that exercise of the Put Option will be viewed by holders of the Old Securities as economically advantageous. The Company therefore expects few, if any, Old Securities will be tendered for purchase under the Put Option. Of course, whether holders of Old Securities believe that it is economically advantageous to tender their Old Securities in the Put Option Tender Offer will ultimately depend on the trading price of the Old Securities and the Common Stock immediately prior to the expiration of the Put Option Tender Offer.

B. Conversion Features of the Old Securities

Holders of the Old Securities have the right to convert their Old Securities into shares of Common Stock prior to the stated maturity of July 15, 2021 in the following circumstances:

- if the sale price of the Common Stock is above the product of the conversion price (which is approximately $44.15) multiplied by 1.2 (which equals approximately $52.98) measured over a specified number of trading days;

- if the trading price of the Old Securities is below 105% of the conversion value of the Old Securities measured over a specified number of trading days (the "<u>Conversion Value Condition</u>");

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1 As accrued interest will be payable to holders selling the Old Securities in the market or exercising the Put Option, the presence of accrued interest should not affect a holder's analysis.

- if the Old Securities have been called for redemption;
- if the credit rating assigned to the Old Securities falls below a certain level; or
- upon the occurrence of specified corporate transactions.

Since May 1, 2006, the sales price per share has ranged from $43.32 to $47.13. The Company announced on June 29, 2006, that the Conversion Value Condition had been met and that the Old Securities were, therefore, convertible. Whether the Old Securities remain convertible in the future will depend on, among other things, the future trading prices of the Common Stock and the Old Securities.

C. Exchange Offer

Purpose and Timing of the Exchange Offer

In the Exchange Offer, the Company will offer to issue in exchange for the Old Securities a like principal amount of the New Securities. The purpose of the Exchange Offer is to change certain of the terms of the Old Securities, including the addition of a net share settlement feature. The net share settlement feature, which is described below, will allow the Company to satisfy a portion of its obligation upon conversion of the New Securities in cash, thereby reducing the dilution associated with the conversion of the New Securities. In addition, the feature would limit the dilutive impact of the New Securities on the Company's diluted earnings per share.

The Old Securities become redeemable at the option of the Company beginning on July 15, 2006. The New Securities, which would be issued after July 15, 2006, would also be redeemable at any time. The Company currently expects that it is likely that it will redeem the New Securities and any Old Securities that remain outstanding following the Exchange Offer in the second half of 2006. However, any decision to redeem the New Securities and the Old Securities, and the timing of any such redemption, would depend on a variety of factors, including the trading price of the Common Stock, the Company's liquidity position and other opportunities to deploy capital resources. If the Company does elect to redeem the New Securities and any Old Securities that remain outstanding following the Exchange Offer, these securities will become convertible in accordance with their terms, as described in I.B. above, even if the securities would not otherwise be convertible at that time. Accordingly, conducting the Exchange Offer prior to significant conversions of the Old Securities following a call for redemption or otherwise will reduce the dilution that would otherwise be associated with any such conversion.[2]

The trading price of the Common Stock, with a high sale price of $44.15 and a closing sale price of $43.66 on June 23, 2006, has been close to the conversion price of the Old Securities (approximately $44.15), which increases the likelihood that holders of the Old Securities will convert the Old Securities into Common Stock, including upon any redemption of the Old Securities. Accordingly, the Company would like to be in a position to commence and complete the Exchange Offer as soon as possible. Absent the relief requested in this letter, the Company could be precluded from commencing the Exchange Offer until the Put Option Tender Offer has been completed, which would expose the Company to significant risk of future dilution and delay the Company's ability to offer holders of Old Securities the additional investment choice represented by the Exchange Offer.

The Company commenced the Put Option Tender Offer on June 16, 2006. The Company would like to commence the Exchange Offer after the commencement of the Put Option Tender Offer but potentially prior to the termination of the Put Option Tender Offer and prior to, or during, the ten business day period following termination of the Put Option Tender Offer.

Net Share Settlement Feature

Under the net share settlement feature of the New Securities, a holder of New Securities would receive the following upon conversion:

- an amount in cash, referred to as the "cash amount", equal to the lesser of (a) the aggregate "conversion value" (which is the value, calculated based on the prevailing trading price of the Common Stock, of the shares of Common Stock issuable upon such conversion) of the New Securities to be converted and (b) the aggregate principal amount of the New Securities to be converted; and

- if the aggregate conversion value of the New Securities to be converted is greater than the cash amount, a number of shares of Common Stock with a value

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2 The number of shares of Common Stock currently issuable upon conversion of the Old Securities is approximately 8,153,000. As of April 28, 2006, the Company had 89,391,772 shares of Common Stock outstanding.

(calculated based on the prevailing trading price of the Common Stock) equal to such difference.

Holders of the Old Securities who tender their Old Securities in the Exchange Offer will receive in cash an exchange fee customary for this type of transaction.

In addition, the Company anticipates that the New Securities will differ from the Old Securities in other respects, none of which are expected to be material to the value of the New Securities, including the following:

- upon exercise of holders' periodic put rights and put rights upon a change of control of the Company, with respect to the New Securities, the Company will be required to pay the purchase price of the New Securities in cash whereas, under the terms of the Old Securities, the Company could elect to satisfy all or a portion of the purchase price of the Old Securities in shares of Common Stock; and

- in the event of certain mergers and consolidations in which holders of Common Stock may elect the form of consideration, holders of the New Securities may determine the form of consideration into which all of the New Securities will be convertible -- no such right exists with respect to the Old Securities.

The Company intends to take the position that the exchange of New Securities for Old Securities in the Exchange Offer will not be treated as a taxable exchange for U.S. federal income tax purposes. The Company does not believe that the U.S. federal income tax consequences to holders of holding the New Securities will be significantly different from the tax consequences of holding the Old Securities. For example, with respect to both the Old Securities and the New Securities, the Company believes that conversion (whether into shares of Common Stock, in the case of the Old Securities, or a combination of cash and shares of Common Stock, in the case of the New Securities) will result in taxable gain or loss to holders.[3] The prospectus relating to the

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3 Holders of the Old Securities recognize gain or loss for U.S. federal income tax purposes upon conversion of the Old Securities because the Old Securities are subject to the contingent payment debt instrument regulations and the receipt of Common Stock upon conversion is treated as a contingent payment for purposes of such regulations.

Exchange Offer will describe the expected tax treatment of the New Securities and the Exchange Offer, and any related risks or uncertainties.

In addition, the prospectus relating to the Exchange Offer will describe other material aspects of the New Securities, including the accounting treatment of the New Securities and the Exchange Offer, that may be material to a holder's decision whether to tender its Old Securities in exchange for New Securities.

Anticipated Effect of the Exchange Offer on the Conversions of Old Securities

The Company does not expect the existence of the Exchange Offer and the issuance of the New Securities to affect a holder's decision whether to convert Old Securities. At those times that the Old Securities are convertible, the Company expects that a holder of Old Securities would decide whether to convert the Old Securities into Common Stock based on the trading price of the Common Stock and whether anticipated future events (such as maturity or redemption) would cause the loss of the conversion privilege.

The Company does not expect the presence of the Exchange Offer or the issuance of New Securities to have a material impact, if any, on the trading price of the Common Stock. The aggregate amount of indebtedness of the Company will not be affected by the Exchange Offer, since Old Securities will be exchanged for a like principal amount of New Securities. Furthermore, due to the net share settlement feature of the New Securities, any issuance of New Securities in the Exchange Offer will have the effect of reducing the total number of shares of Common Stock issuable upon conversion of the Old Securities and New Securities, taken as a group. Because the Company does not expect the Exchange Offer to have a material impact on the trading price of its Common Stock, it does not expect the Exchange Offer or the issuance of New Securities in connection with the Exchange Offer to affect the convertibility of the Old Securities or holders' decisions whether or not to convert.

II. Discussion

A. Rule 14e-5(a)

Both the Put Option Tender Offer and the Exchange Offer will be subject to Rule 14e-5 under the Exchange Act. Rule 14e-5 is designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with issuer tender offers.

Rule 14e-5(a) prohibits an issuer from directly or indirectly purchasing or arranging to purchase any subject securities except as part of the tender offer. The prohibition on purchases outside a tender offer applies from the time of public announcement of the tender offer until the tender offer expires. Rule 14e-5(a) is intended to prevent fraudulent and manipulative practices in tender offers involving purchases or arrangements to purchase securities outside of a tender offer. These practices include taking advantage of the market's response to the tender offer and offering different prices to holders outside of the offer. The Commission's Adopting Release relating to Rule 10b-13, the predecessor to Rule 14e-5(a), noted that purchases outside a tender offer "are often fraudulent or manipulative in nature and they can deceive the investing public as to the true state of affairs. . . .[B]y prohibiting a person who makes a cash tender offer or exchange offer from purchasing equity securities of the same class during the tender offer period otherwise than pursuant to the offer itself, the rule accomplishes the objective of safeguarding the interests of the persons who have tendered their securities in response to a cash tender offer or exchange offer; moreover once the offer has been made, the rule removes any incentive on the part of holders of substantial blocks of securities to demand from the person making a tender offer or exchange offer a consideration greater than or different from that currently offered to public investors."[4]

Assuming that the Put Option Tender Offer will result in purchases of Old Securities by the Company during the period in which such purchases are prohibited by Rule 14e-5(a) as a result of the public announcement of the Exchange Offer, the Company's compliance with its obligations relating to the Put Option Tender Offer may be viewed as inconsistent with Rule 14e-5(a).

As discussed above, in light of the current trading price of the Old Securities as well as the recent conversion value of the Old Securities based on the trading price of the Common Stock, the Company does not expect that the exercise of the Put Option will be financially attractive to the holders of the Old Securities.[5] As the

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4 Exchange Act Release No. 8712 (Oct. 8, 1969).

5 Under the terms of the Indenture relating to the Old Securities, holders had a similar put right on July 15, 2004. In connection with that previous put right, holders of only $14,000 principal amount of the Old Securities (out of $360 million) exercised their right to require the Company to purchase the Old Securities. The sales price per share of Common Stock during the 2004 put option period ranged from $41.10 to $45.00.

purchase price pursuant to the Put Option Tender Offer is significantly below the current trading price of the Old Securities, the Company does not expect the pendency of the Put Option to have any significant effect on the trading price of the Old Securities and does not expect any substantial amount of Old Securities to be tendered. Furthermore, the Put Option Tender Offer will be conducted pursuant to the requirements of, and in the manner and at the price required by, the Indenture relating to the Old Securities. Neither the Put Option Tender Offer nor the Exchange Offer will be made only to a select group of holders; rather, both offers will be made to all holders of Old Securities. Holders will be free to elect to participate in the offer that they view as most advantageous to them. Holders also will be free to decline to participate in either offer. Accordingly, regardless of the trading price of the Old Securities, we believe that the Put Option Tender Offer does not present the potential for manipulation of the price of the Old Securities during the pendency of the Exchange Offer. Similarly, we do not believe that the Exchange Offer will affect the conduct of the Put Option Tender Offer or present the potential for manipulation of the price of the Old Securities during the pendency of the Put Option Tender Offer. Based on recent trading prices of the Old Securities as well as the Common Stock, the Company does not expect the Put Option to be economically advantageous to holders of the Old Securities. The Company does not expect the Put Option Tender Offer to be impacted by the existence or non-existence of the Exchange Offer. Moreover, the Company does not expect that the Exchange Offer will have a material impact on the trading price of the Old Securities because it involves only the exchange of Old Securities for New Securities having terms the Company believes are substantially economically equivalent to the Old Securities as well as a customary exchange fee.

In view of the foregoing as well as the fact that both the Put Option Tender Offer and the Exchange Offer will otherwise be made in accordance with the Commission's rules relating to issuer tender offers, it does not appear to us that the proposed transactions would entail any of the abuses intended to be addressed by Rule 14e-5(a).

Rule 14e-5(d) provides that "[u]pon written application or upon its own motion, the Commission may grant an exemption from the provisions of this section, either unconditionally or on specified terms or conditions, to any transaction or class of transactions or any security or class of security, or any person or class of persons."

B. Rule 13e-4(f)(6)

Like Rule 14e-5(a), Rule 13e-4(f)(6) prohibits an issuer from making any purchases, otherwise than pursuant to the tender offer, of any security that is the subject of the issuer tender offer. Unlike Rule 14e-5(a), the prohibition on purchases outside of a tender offer applies from the time of commencement of the tender offer and extends until ten business days following termination of the tender offer.

Similar to Rule 14e-5(a), compliance with the Company's obligations under the Put Option Tender Offer following commencement of the Exchange Offer may be viewed as inconsistent with Rule 13e-4(f)(6). For example, if the Company were to commence the Exchange Offer on July 12, 2006 and a holder of Old Securities were to exercise its right to require the Company to purchase its Old Securities in connection with the Put Option Tender Offer, the Company's purchase of those Old Securities upon expiration of the Put Option Tender Offer (on July 17, 2006) would be a purchase outside of the Exchange Offer, which could be viewed as inconsistent with Rule 13e-4(f)(6).

In addressing the restrictions imposed by Rule 13e-4(f)(6) (and, in particular, the restrictions applicable for the ten business days after termination of an issuer tender offer), the Adopting Release for Rule 13e-4 noted that the "provision is essentially an antimanipulation restriction" and that "[a] tender offer tends to peg the market price of the security which is the subject of the tender offer at or near the offering price, and the purpose of the prohibition . . . is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer."[6] According to the Proposing Release relating to Rule 13e-4, the "Commission believes that a period of ten business days after a tender offer is sufficient to permit the impact of the offer on the market to subside before subsequent purchases are made."[7] Similarly, the Adopting Release for Rule 13e-4 noted that "[t]he Commission continues to believe that this short 'cooling-off' period constitutes a reasonable means to ensure that the market impact of

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6 Securities Act Release No. 6108; Exchange Act Release No. 16112 (Aug. 16, 1979).

7 Exchange Act Release No. 14234 (Dec. 8, 1977).

the tender offer on the issuer's securities is dissipated by market activity unaffected by additional purchases by the issuer."[8]

The Company believes that the Put Option Tender Offer will not have a significant effect on the trading price of the Old Securities. In particular,

- The trading price of the Old Securities is based in part on the conversion value of the Old Securities and the credit rating attached to the Old Securities. The Company does not believe the Put Option Tender Offer will affect either the conversion value of the Old Securities or such credit rating.

- The purchase price of the Old Securities pursuant to the Put Option Tender Offer is significantly below the trading price of the Old Securities, and, therefore, the Company expects that the Put Option Tender Offer will be viewed as economically unattractive to holders.

For the foregoing reasons, the existence of the Put Option Tender Offer, which is a contractual right pursuant to the terms of the Old Securities, is not expected to have an impact on the trading price of the Old Securities.

Moreover, the Exchange Offer will not have the effect of supporting the market for the Old Securities in the manner referred to in the Adopting Release for Rule 13e-4. The Company believes that the New Securities will be the substantial economic equivalent of the Old Securities. The net share settlement feature of the New Securities is designed to provide holders with the economic equivalent of the conversion feature of the Old Securities, and merely changes the form of a portion of the consideration received by holders on conversion. Any exchange fee that is paid to holders tendering their Old Securities will be customary. Accordingly, the Company does not believe that either the Put Option Tender Offer or the Exchange Offer will have the effect of pegging the trading price of the Old Securities, nor does it believe that either offer will otherwise manipulate the trading price of the Old Securities or the New Securities such that there is a need for a cooling-off period between the offers.

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8 We further note that the Exchange Offer will expire and exchanges will be effected after expiration of the ten business day period following consummation of the Put Option Tender Offer and accordingly do not believe that the ten business day cooling-off period is impacted by the Exchange Offer.

Finally, the Company does not believe that the Exchange Offer will have an impact on the convertibility of the Old Securities. At those times that the Old Securities are convertible, the Company expects holders of the Old Securities to exercise their conversion right if the trading price of the Common Stock is above the conversion price (which is approximately $44.15). The timing of any such conversion will depend, among other things, on holders' assessments of whether the Old Securities will continue to be convertible in the future (which will depend on an assessment of the potential future trading price of the Common Stock and any future maturity or redemption). For the following reasons, the Company does not believe the pendency of the Exchange Offer will have a material effect on the trading price of the Common Stock or otherwise affect the decision of holders of Old Securities regarding whether or not to convert:

- the New Securities are the substantial economic equivalent of the Old Securities;
- the total indebtedness of the Company will not increase or decrease as a consequence of the Exchange Offer; and
- the total number of shares of Common Stock issuable by the Company upon conversion will not increase, and in fact will decrease (as a result of the net share settlement feature described above) to the extent Old Securities are exchanged for New Securities in the Exchange Offer.

For the foregoing reasons, we do not believe that the proposed transactions, conducted in the manner described in this letter, would involve any of the abuses intended to be addressed by Rule 13e-4(f)(6).

As is the case with Rule 14e-5(d), Rule 13e-4(h) provides the Commission with exemptive authority. In particular, Rule 13e-4(h)(9) provides that the issuer tender offer provisions of Rule 13e-4 shall not apply to "[a]ny other transaction or transactions, if the Commission, upon written request . . . exempts such transaction or transactions, either unconditionally, or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of this rule."

III. Request for Exemptive or No-Action Relief

For the foregoing reasons, we believe that the proposed transactions do not constitute a fraudulent, deceptive or manipulative act or practice. Accordingly, on behalf of the Company, we respectfully request that the Commission grant an exemption from, or alternatively, that the Staff confirm that, based on the facts and circumstances described in this letter, it will not recommend any enforcement action to the Commission under, Rules 14e-5(a) and 13e-4(f)(6) if the Exchange Offer and the Put Option Tender Offer are conducted in the manner described in this letter.

Both Rule 14e-5(a) and Rule 13e-4(f)(6) are intended to prevent fraudulent, manipulative and deceptive practices in tender offers whereby an issuer purchases or arranges to purchase equity securities outside of a tender offer – during the offer and, in the case of Rule 13e-4, shortly following its completion. We believe that the potential for such abuses is not present in connection with the Put Option Tender Offer and the Exchange Offer. The Put Option Tender Offer and the Exchange Offer will be made and completed in compliance with all of the requirements of Rule 13e-4 and Regulation 14E, with the exceptions discussed in this letter. In light of the foregoing, we believe that it is appropriate for the Staff to grant the exemptive or no-action relief sought in this letter.

The Commission has previously granted relief from application of the tender offer rules where a particular offer, although not in technical compliance with these provisions, would not violate the public policy of prohibiting fraudulent, manipulative and deceptive practices in tender offers. Although the facts and circumstances of the Put Option Tender Offer and the proposed Exchange Offer differ from those in the letters cited below, we believe that the relief the Company seeks in this letter is consistent with the position that the Commission took in those instances. *See, e.g.*, Southwest Bancorp (publicly avail. Feb. 13, 1986); General Electric Co. (publicly avail. July 7, 1980); Arcata National Corporation (publicly avail. Aug. 13, 1978); Metro-Goldwyn-Mayer, Inc. (publicly avail. Dec. 4, 1974).

* * *

As required by the Securities Act Release No. 33-6269, seven copies of this letter are being submitted herewith.

If the Staff requires any additional information, please contact the undersigned at (650) 461-5610 or David B. Harms at (212) 558-3882.

Very truly yours,

John L. Savva

cc: Donald P. Lofe, Jr., Executive Vice President and Chief Financial Officer
Victor J. Bacigalupi, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary
(The PMI Group, Inc.)

David B. Harms
(Sullivan & Cromwell LLP)